

December 21, 2011

Via E-mail
Ms. Jill M. Broadfoot
Chief Financial Officer
Vical Incorporated
10390 Pacific Center Court
San Diego, California   92121

>   **Re: Vical Incorporated**
>   **Form 10-K for the Fiscal Year Ended December 31, 2010**
>   **Filed March 4, 2011**
>   **Form 10-Q for the Quarterly Period Ended September 30, 2011**
>   **Filed November 4, 2011**
>   **File No. 000-21088**

Dear Ms. Broadfoot:

       We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comment.

       After reviewing the information you provide in response to this comment, we may have additional comments and/or request that you amend your filings.

Form 10-Q for the Quarter Ended September 30, 2011
Consolidated Financial Statements, unaudited
Notes to Consolidated Financial Statements
Note 1 General – Revenue Recognition, page 6

1. You disclose on page 13 that the license sold to Astellas and the related know-how, development and regulatory services and drug product supply represent separate units of accounting because each deliverable has standalone value. As a result, you recognized $25.1 million related to the license fee and know-how in 2011. Please address the following:

- Provide us your analysis demonstrating how each unit of accounting had stand-alone value based on the requirements of ASC 605-25-25-5a.(i.e. sold separately by any vendor or Astellas could resell the unit of accounting on a standalone basis).
- You disclose that "…the delivered item has value to the Partner on a standalone basis based on the consideration of the relevant facts and circumstances for each arrangement. Factors considered in this determination include the research capabilities of the partner and the availability of research expertise in this field in the general marketplace." Address for us how this complies with ASC 605-25-25-5a. and how it entered into your analysis of stand-alone value for each unit of accounting.
- Provide us the computation supporting the recognition of $25.1 million recognized as revenue in the third quarter.
- Confirm for us that exhibits 10.1, 10.2 and 10.3 to the filing represent the totality of the agreements related to Astellas Agreements discussed in Note 10 or provide them to us or tell us where to find them.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant